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                              February 22, 2021

       Randy Simpson
       Chief Executive Officer
       Orion Acquisition Corp.
       767 3rd Avenue, 11th Floor
       New York, NY 10017

                                                        Re: Orion Acquisition
Corp.
                                                            Form S-1 filed
February 12, 2021
                                                            File No. 333-253081

       Dear Mr. Simpson:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 12, 2021

       Our Company, page 2

   1. Reference is made to the statement that you have "partnered with Halle Capital
                                                        Management." If
material please file the agreement with Halle Capital Management. If you do not believe it
is a material contract, please provide the staff with a copy of the agreement.
       Our amended and restated certificate of incorporation will designate the Court of Chancery...,, page 44

   2. You state here that the Court of Chancery and the federal district court for the District of
                                                        Delaware shall
concurrently be the sole and exclusive forums for claims under the
                                                        Securities Act. We note
that Section 12.1 of Exhibit 3.2 indicates that the exclusive forum provision will not
apply to suits brought to enforce any duty or liability created by the
                                                        Securities Act. Please
revise so that the prospectus disclosure is consistent with the exhibit.
 Randy Simpson
Orion Acquisition Corp.
February 22, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameRandy Simpson                            Sincerely,
Comapany NameOrion Acquisition Corp.
                                                           Division of
Corporation Finance
February 22, 2021 Page 2                                   Office of Real
Estate & Construction
FirstName LastName